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                                                                       EXHIBIT 9


                            RAVENNA TECHNOLOGIES INC.
                                   47 ELM AVE.
                                TORONTO, ONTARIO
                                     M4W 1N6



                                  June 8, 2001



PRIVATE AND CONFIDENTIAL

Commercial Consolidators Corp.
5255 Yonge Street, Suite 1010
Toronto, Ontario  M2N 6P4

Attention:        Mr. Guy Jarvis, Chief Executive Officer

Dear Guy:

         Ravenna Technologies Inc. (hereafter "Ravenna") is pleased to set forth the terms and conditions to Commercial Consolidators Corp. and its subsidiaries (individually and collectively referred to hereafter as the "Company" and/or "CCZ"). Whereby, Ravenna will assist in the investigation and possible conclusion of one or more business combinations (hereafter "Business Combination"). The Company retains the sole discretion as to whether or not to consummate a transaction with any party Ravenna introduces to it.

         As used herein, the term "Business Combination" will mean (i) any merger, consolidation, reverse takeover, reorganization or other business combination, and/or (ii) the acquisition, and/or divestiture, directly or indirectly, of capital stock or assets by way of exchange offer, negotiated purchase and/or divestiture or otherwise.

         In our role, we propose to undertake certain activities on your behalf including the following:

         (i) Introduce possible Business Combinations to the Company, provided that such introductions shall be set forth by way of notice to the Company and shall only be deemed to be introductions for the purposes of payment of a completion fee, where the Company has not objected to such introduction in writing within three days, on the basis that such introduction was an entity with whom the Company has had prior dealings.

         (ii)     Organize Business Combination due diligence.

         (iii) Assist in the negotiations of the definitive agreements necessary to conclude a Business Combination.

         Ravenna will act for the Company, as provided above, from the date of execution of this letter, for a period of four months, unless the assignment is extended by mutual consent.

         OPTIONS

         Upon the Company's execution of this letter, Ravenna will be granted options to purchase 60,000 Common Shares at $4.55, such options for a term of two years.


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         COMPENSATION

         As consideration for the services to be provided hereunder, the Company agrees that, if, during the period which Ravenna is retained by the Company or within twelve months thereafter, a Business Combination, as defined herein, partial or otherwise, is consummated, the Company agrees to pay Ravenna a completion fee equal to 3.0% of the Consideration received or paid up to $15,000,000, plus 1.5% of Consideration received or paid in excess of $15,000,000, subject to a minimum completion fee of $200,000, provided the Business Combination is completed with a third party within the Canadian market introduced by Ravenna.

         OTHER

         In the event that the Company requests Ravenna's assistance with a Business Combination with a third party not introduced by Ravenna, Completion Fees will be negotiated prior to the Company entering into a definitive agreement with such party and/or parties. There is not a Business Combination fee in respect to the Jonic International, Inc. transaction.

         EXPENSES

         The Company agrees to reimburse Ravenna for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel, in connection with its activities hereunder. Any legal expenses to be incurred will be done with your prior approval unless provided for herein.

         The completion fees are payable to Ravenna upon the closing of any transaction.

         PRIOR SERVICES

         The Company agrees that in consideration for services provided by Ravenna to the Company to date including, but not limited to, advice and assistance in connection with the development of the Company's business plan and advice and assistance, with respect to various corporate transactions contemplated by the Company, the Company shall issue to Ravenna 15,000 Common Shares of the Company which Ravenna acknowledges represents full and final satisfaction for its services rendered to the Company to date.

         For the purpose of this Agreement, "Consideration" means - the total consideration received or paid, including cash, loans, securities and the value of obligations assumed.

         The Company will furnish Ravenna, and will request its management to provide Ravenna, such information (the "Information") as Ravenna considers appropriate to its assignment. The information provided by the Company will be materially complete and correct and will not contain any untrue statement of material fact, or omit to state a material fact, necessary in order to make the statements herein not misleading in light of the circumstances under which such statements are made. The Company recognizes and agrees that Ravenna (i) will be using and relying primarily upon the information and information available from general, recognized public sources and performing the services contemplated hereunder without having independently verified the same, (ii) will not assume responsibility for the accuracy or completeness of the information, and (iii) will not make an appraisal of the assets of the Company. The information will be kept confidential by Ravenna, except such of the information that has been made public, or which the Company agrees may be disclosed, or which is required by law to disclose.

         The Company agrees to indemnify and hold harmless Ravenna, its affiliates, directors, officers, employees and agents against all losses, claims, damages, liabilities, costs and expenses (including reasonable legal fees) arising out of Ravenna's engagement hereunder, including costs arising out of any dispute, whether or not Ravenna is a party to such dispute provided, however, that such indemnity shall not extend to our willful misconduct or gross negligence.

         It is understood that the terms of this Agreement will be governed by the laws of the Province of Ontario. It is understood that this Agreement is conditional upon the Canadian Venture Exchange ("CDNX") approval.


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         If the foregoing terms correctly set forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

                                     Yours truly.

                                     RAVENNA TECHNOLOGIES, INC.



                                     /s/ Robert J. Molyneux
                                     -------------------------------------
                                     Robert J. Molyneux, President


Accepted this ____ day of ______ , 200l by:

COMMERCIAL CONSOLIDATORS CORP.



/s/ Guy Jarvis
---------------
Guy Jarvis, CEO


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